[redacted]

14049509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8- 66313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANAMERICAN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE SUITE 1406
(No. and Street)

NEW YORK (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID STONE 212-752-2300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ HERSON LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9D 3/24

9D 3/27/14

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC, as of DECEMBER 31ST, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in King County
Commission Expires May 29, 2015

Signature

MANAGER

Title

Notary Public

This report ** contains (check all applicable boxes):
- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2013

HERTZ | HERSON LLP
Certified Public Accountants

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2013

	Page Number
Independent Auditor's Report	1-2
Statement of Financial Condition December 31, 2013	3
Notes to Financial Statement	4-5

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
NewYork, NY 10022
212.686.7160

INDEPENDENT AUDITOR'S REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 26, 2014

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2013

ASSETS	
Cash	$ 21,562
Advisory fee receivable - Note B	15,189
Other receivables	107
Prepaid expenses	1,449
TOTAL ASSETS	$ 38,307
LIABILITY AND MEMBER'S EQUITY	
Accrued Expenses	6,665
Member's Equity	31,642
TOTAL LIABILITY AND MEMBER'S EQUITY	$ 38,307

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2013

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition (the "financial statement") in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates this risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as at December 31, 2013.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statement for matters requiring recognition or disclosure in the financial statement. The financial statement considered events through February 26, 2014, the date on which the financial statement was available to be issued.

Note B - Advisory Fee Contracts

The Company has an advisory agreement with a client to provide advice and counsel, including evaluation and suitability of potential equity providers and prices in regards to proposed transactions. Total advisory fees to be earned by the Company under this agreement are $235,000, payable by the client in installments, as defined therein, through December 31, 2013.

During 2012 the Company entered into a financial advisory agreement with a client, whereby the Company will act as the client's financial advisor to identify the appropriate strategic partner or financial institution to provide the necessary amounts of capital required for the client. Total advisory fees to be earned by the Company under this agreement amount to $150,000, payable in equal installments of $25,000 for six months, unless the engagement is completed earlier. Pursuant to the agreement, the Company will also earn a 1.5% success fee on the total amount of capital raised, as defined. Amounts due from this client as at December 31, 2013 are $15,189.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing Agreement

The Company has an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and other miscellaneous charges. Under this agreement the Parent pays these expenses on behalf of the Company and the Company records those expenses as capital contributions from the Parent.

Note E - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As at December 31, 2013, the Company had net capital, as defined, of $14,897, which was $9,897 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

During the year ended December 31, 2013, there were multiple instances where the Company did not meet their minimum net capital requirement and did not to notify, the SEC, FINRA and their independent public accountant in timely manner, in accordance with SEC Rule 17a-11(g)&(e). The minimum net capital requirement was satisfied prior to December 31, 2013 and notification was made to the regulators promptly after the shortfall was identified. The Company notes this matter had no effect on the financial statements as at December 31, 2013.